UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*
Cryptologic Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G3159C109
(CUSIP Number)
Michael M. Froy
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 14, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3159C109

1	NAMES OF REPORTING PERSONS Javaid Aziz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UK

	7	SOLE VOTING POWER

NUMBER OF		1,624,410*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,624,410*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,624,410*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%

14	TYPE OF REPORTING PERSON

IN

*	Comprised of (i) 1,388,994 Common Shares, and (ii) currently exercisable options to acquire up to an additional 235,416 Common Shares acquired from the Issuer pursuant to executive compensation arrangements.

CUSIP No. G3159C109
ITEM 1. SECURITY AND ISSUER
     This Amendment No. 3 to this statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, no par value per share (the “Common Shares”), of Cryptologic Limited, a Guernsey, Channel Islands corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at Marine House, 3rd Floor, Clanwilliam Place, Dublin 2, Ireland. This Amendment No. 3 amends and restates in full each of the items set forth below. Terms used but not defined in this Amendment No. 3 shall have the respective meanings given to such terms in the Schedule 13D as originally filed with the Securities and Exchange Commission on December 15, 2008 (“Original 13D”).
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The total purchase price of the shares disclosed herein as beneficially owned by the Reporting Person was $3,914,574, comprised of the following: (1) the $1,265,000 purchase price of the 550,000 Common Shares and the Option (as defined below) to acquire up to 489,934 Common Shares acquired by the Reporting Person on December 4, 2008 pursuant to the Stock Purchase Agreement described below, (2) the $678,400 purchase price of the 320,000 Common Shares acquired upon the partial exercise of the Option on December 17, 2008, (3) the $625,278 purchase price of the 168,994 Common Shares acquired from the Sellers in accordance with Section 3(b) of the Stock Purchase Agreement on January 30, 2009, and (4) the $1,345,896 aggregate purchase price of the 350,000 Common Shares acquired in open market purchases. The source of funds for such purchases were $3,882,465 of personal funds in personal and retirement accounts of the Reporting Person and a $32,109 unsecured promissory note in favor of PIF3 (as defined below) maturing on April 30, 2009. The Reporting Person also holds options to acquire up to an additional 525,000 Common Shares from the Issuer pursuant to executive compensation arrangements in connection with the Reporting Person’s service as President and Chief Executive Officer of the Issuer from April 2007 to February 2008, of which options to acquire up to 235,416 Common Shares are currently exercisable.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Person acquired beneficial ownership of the Common Shares disclosed herein as part of his investment activities.
     On December 4, 2008, Mr. Aziz entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Pabrai Investment Fund 4, L.P. (“PIF4”), Pabrai Investment Fund II, L.P. (“PIF2”), Pabrai Investment Fund 3, Ltd. (“PIF3”) and Dalal Street LLC (“Dalal Street”, and collectively with PIF4, PIF3 and PIF2, the “Sellers”). Pursuant to the Stock Purchase Agreement, Mr. Aziz acquired from the Sellers 550,000 Common Shares and the option described in the following sentence for an aggregate purchase price of $1,265,000. Mr. Aziz also acquired an option (the “Option”) to purchase up to 489,394 Common Shares of the Company (collectively, the “Option Shares”) from the Sellers on the following terms and conditions: (a) beginning on December 4, 2008 and continuing through December 17, 2008, Mr. Aziz had the option to purchase all or a portion of the Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; and (b) beginning on December 18, 2008 and continuing through the termination of the parties’ obligations under the Stock Purchase Agreement on January 30, 2009, Mr. Aziz had the option to purchase all or a portion of any remaining Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; provided, however, that if Mr. Aziz exercised such option on a date when the closing sale price per share of the Common Shares as reported on the NASDAQ on such date (the “Closing Price”) was greater than $2.12 per share (the amount of such difference being called the “Excess Amount”), then the purchase price per share would be equal to (i) $2.12 plus (ii) 50% of the Excess Amount. In addition, beginning on December 18, 2008 and continuing through the termination of the parties’ obligations under the Stock Purchase Agreement on January 30, 2009, the Sellers were required, prior to selling any such Common Shares to any individual or entity other than Mr. Aziz, to first provide Mr. Aziz with an opportunity to purchase such shares on terms and conditions satisfactory to the Sellers. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to that document, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.
     On December 17, 2008, the Reporting Person partially exercised the Option and acquired 320,000 Common Shares from the Sellers for an aggregate purchase price of $678,400. Immediately following such exercise, the Option remained exercisable for 169,394 Option Shares on the terms summarized above.
     On January 30, 2009, in accordance with Section (3)(b) of the Stock Purchase Agreement, the Reporting Persons acquired 168,994 Common Shares from the Sellers for an aggregate purchase price of $625,278. The Reporting Person and the Sellers also agreed to terminate all rights, obligations and agreements under the Stock Purchase Agreement (including the Option) as of that date.
     The Reporting Person also holds options to acquire up to an additional 525,000 Common Shares from the Issuer pursuant to executive compensation arrangements in connection with the Reporting Person’s service as President and Chief Executive Officer of the Issuer from April 2007 to February 2008. Such holdings are comprised of (i) options to acquire 500,000 Common Shares at an exercise price of CDN$28.66 per share, of which options to acquire 218,750 Common Shares are currently exercisable, and (ii) options to acquire 25,000 Common Shares at an exercise price of US$18.56 per share, of which options to acquire 16,666 Common Shares are currently exercisable. In the event there is a transaction resulting in a change in control of the Issuer prior to February 28, 2009 (as described in the executive compensation arrangement documentation), then all such options shall become fully vested and exercisable. All such options expire on February 28, 2009.
     The Reporting Person expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the Common Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as the Reporting Person deems relevant, may at any time or from time to time, and subject to any applicable regulatory requirements, acquire additional Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares from time to time on the open market, in privately-negotiated transactions, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Shares.
     The Reporting Person also may, at any time, subject to compliance with any applicable regulatory requirements, dispose of some or all of his Common Shares, or such other securities he owns or may subsequently acquire depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. In addition, the Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).
     The Reporting Person, together with his representatives, intends, at any time and from time to time, to engage in a proactive dialogue with members of the Board of Directors and management of the Issuer, as well as with other stockholders and other interested parties, regarding the undervaluation and strategic configuration of the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to the Reporting Persons’ investment in the Common Shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Issuer stock.
     On December 4 and 5, 2008, the Reporting Person sent the Chairman of the Board of the Issuer correspondence, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference, expressing his view that the Company should promptly execute on a recovery plan designed to stabilize revenues, streamline the Issuer’s size and operations, achieve significant cost reductions, more effectively manage cash flows, review and simplify the Issuer’s legal, tax and management structure, reduce the number of locations from which the Issuer conducts its operations, reduce the number of exchanges on which the Common Shares are traded, and take other steps to improve the Issuer’s operating and financial performance. The Reporting Person also expressed his desire to serve on the Board of Directors of the Issuer along with a second appointee, with such persons replacing two existing directors. On December 23, 2008, the Company issued a press release expressing its belief that many of the issues raised by the Reporting Person were being addressed by the Issuer’s management and indicating that the Issuer’s Board of Directors had determined to reject the request for greater shareholder representation on the Board via the proposed addition of the Reporting Person and a second appointee.
     On January 9, 2009, the Reporting Person sent the Chairman of the Board of the Issuer correspondence, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference, updating and expanding his views and analysis with respect to the Company’s operations and strategic direction. The Reporting Person also reiterated his desire to serve on the Board of Directors of the Issuer along with a second appointee, with such persons to replace two existing directors. The Reporting Person intends to continue this dialogue and closely monitor his investment in the Issuer. If a satisfactory response is not received, the Reporting Person intends to consider all alternatives available to him, including, without limitation, with respect to a meeting of stockholders of the Issuer.
     Except as indicated herein, the Reporting Person does not have any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. G3159C109
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) - (b) The following table sets forth the number of Common Shares beneficially owned by the Reporting Person as of January 30, 2009, and the percentage of the outstanding Common Shares that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of options or other rights. Common Shares not currently outstanding which are subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Accordingly, the applicable percentage ownership for the Reporting Person is based upon 12,955,193 Common Shares representing the sum of the 12,719,777 Common Shares outstanding as of November 21, 2008 as reported by the Issuer in its Form 6-K filed with the SEC on December 1, 2008, plus the 235,416 Common Shares not currently outstanding subject to exercisable options acquired by the Reporting Person from the Issuer pursuant to executive

CUSIP No. G3159C109
compensation arrangements. Such calculation does not reflect Exchangeable Shares of the Issuer, shares subject to options held by the Reporting Person that are not exercisable within 60 days of the date of this Schedule 13D, or shares subject to options or rights held by any other person. Except as disclosed herein, the Reporting Person has sole investment and voting power with respect to the shares described below.

	Common Shares Beneficially Owned
	Common	Option
Reporting Person	Shares	Shares	Total	Percent
Javaid Aziz	1,388,994 (1)	235,416 (2)	1,624,410	12.5%

(1)	Includes 350,000 Common Shares held by the self-invested personal pension of the Reporting Person.
(2)	Comprised of currently exercisable options to acquire up to an additional 235,416 Common Shares acquired from the Issuer pursuant to executive compensation arrangements over which the Reporting Person may be deemed to have investment and/or voting power. These options are summarized in Item 4 above, which disclosure is incorporated herein by reference.
     (c) Except as described in Item 4 hereof, which is incorporated herein by reference, and except for the open market purchases of Common Shares by the Reporting Person set forth in Schedule I attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by the Reporting Person.
     (d) Except as described herein, no one other than the Reporting Person has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
     (e) Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

CUSIP No. G3159C109
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: January 30, 2009

By:	/s/ JAVAID AZIZ

Name:	Javaid Aziz

SCHEDULE I
OPEN MARKET PURCHASES BY THE REPORTING PERSON
DURING THE PAST 60 DAYS OR SINCE THE MOST
RECENT FILING ON SCHEDULE 13D
(WHICHEVER IS LESS)

	Number of
Trade Date	Shares	Price/Share
January 14, 2009	200,000	$3.01
January 26, 2009	41,676	$4.69
January 27, 2009	78,324	$4.99
January 28, 2009	30,000	$5.25

CUSIP No. G3159C109
EXHIBIT INDEX

Number	Description

1.	Stock Purchase Agreement, dated as of December 4, 2008, by and between the Reporting Person and Pabrai Investment Fund 4, L.P., Pabrai Investment Fund II, L.P., Pabrai Investment Fund 3, Ltd. and Dalal Street LLC (incorporated by reference to Exhibit 1 to the Original 13D filed on December 15, 2008).

2.	Correspondence, dated December 4 and 5, 2008, from the Reporting Person to the Issuer (incorporated by reference to Exhibit 2 to the Original 13D filed on December 15, 2008).

3.	Letter, dated January 9, 2009, from the Reporting Person to the Board of Directors of the Issuer (incorporated by reference to Exhibit 3 to Amendment No. 2 to the Original 13D filed on January 9, 2009).